

May 24, 2013

Brian Tienzo
Principal Financial Officer
Golar LNG Limited
Par-la-Ville Place, 14 Par-la-Ville Road
Hamilton, HM 08, Bermuda

> **Re: Golar LNG Limited**
> **Form 20-F for the fiscal year ended December 31, 2012**
> **Filed May 1, 2013**
> **File No. 000-50113**

Dear Mr. Tienzo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2012

Notes to Consolidated Financial Statements

Note 2. Accounting Policies, page F-9

Vessels and equipment, page F-11

1. We note the disclosure on page F-12 stating that your vessels are depreciated over useful lives of 40 to 50 years. However, on page 72, you state that all of your vessels have an economic life of 40 years. Please clarify your disclosure to indicate that, since all of your FRSUs have been sold to Golar Partners, and Golar Partners has been deconsolidated, you no longer own any vessels with an economic useful life of 50 years.

Note 5. Deconsolidation of Golar Partners, page F-19

2. You indicate that you no longer retain the power to control the board of directors of Golar Partners. As a result, from December 13, 2012, Golar Partners has been considered as an affiliate entity and not as your controlled subsidiary. However, we noted the following risk factor disclosures in the Form 20-F filed by Golar Partners for the fiscal year ended December 31, 2012:

- They are dependent on you to assist them in operating and expanding their business, as well as providing interim financing for certain vessel acquisitions.
- You will incur all costs for the construction and delivery of certain newbuilds.
- Their ability to enter into new charters and expand their customer relationships will depend largely on their ability to leverage their relationship with you and your reputation and relationships in the shipping industry.
- Each vessel in their fleet is subject to management agreements pursuant to which certain commercial and technical management services are provided by you.
- You provide significant commercial and technical management services for their fleet. You also provide them with significant management, administrative, financial and other support services.
- You have the sole discretion to appoint three of seven directors. We also note that you have a significant vote on the remaining four directors.
- The partnership agreement contains provisions limiting the ability of unitholders to influence the manner or direction of management.
- All but one of their officers, and certain of their directors, are also your directors and/or your officers.
- The partnership agreement permits you to make a number of decisions in your individual capacity, as opposed to in your capacity as the general partner. Specifically, you may exercise your call right, pre-emptive rights, registration rights or your right to make a determination to receive common units in exchange for resetting the target distribution levels related to the incentive distribution rights, and consent or withhold consent to any merger or consolidation of the partnership. In this regard, you may also vote or refrain from voting on amendments to the partnership agreement, voluntarily withdraw from the partnership, transfer (to the extent permitted under the partnership agreement) or refrain from transferring your units, general partner interest or incentive distribution rights, or vote upon the dissolution of the partnership.
- The partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove you and, even if public unitholders are dissatisfied, they will be unable to remove you without your consent.
- You, as the holder of a majority of the IDRs, may elect to cause them to issue additional common units to you in connection with a resetting of the target distribution levels.

Based on these factors, it is not clear how you concluded that you cannot exert control over the operations of Golar Partners and that the common unitholders have sufficient substantive participating rights under ASC 810-20-25 to overcome the presumption that you, as the general partner, control Golar Partners. Please provide us with a detailed analysis of the factors you considered when arriving at the conclusion that it was appropriate to deconsolidate Golar Partners. Please ensure that your response addresses all of the factors listed above.

3. Please tell us, in detail, whether or not you considered Golar Partners to be a VIE under ASC 810-10-15-14. If you considered Golar Partners to be a VIE, please tell us how you determined that you are not the primary beneficiary based upon the guidance set forth in ASC 810-10-25-38 through ASC 810-10-25-41. If you believe that Golar Partners is not a VIE, please provide us with significant support for your conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 or me at (202) 551-3211 if you have any questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief